

June 17, 2014

Via E-mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Re: Hess Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 28, 2014
File No. 001-01204

Dear Mr. Rielly:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Audited Financial Statements

Supplementary Oil and Gas Data (unaudited), page 87

Reserves Audit, page 90

1.   We note extensions, discoveries and other additions of 211 million barrels of oil and 131 million mcf of natural gas in the United States during 2013 appear to represent significant changes for which explanations should be disclosed to comply with FASB ASC 932-235-50-5. Please submit the revisions that you propose.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

2.   We note that although your net change in income taxes added $8,834 million to your standardized measure in 2013, your disclosures do not appear to cover the reasons. Please address this change as it relates to the taxes you have computed for the United States and Norway. Please also submit the computations that you performed in compiling the tax figures for each fiscal year-end, in accordance with FASB ASC 932-235-50-30(c) and 35, including details of the statutory rates applied, and a tabulation showing the various components.

Directors, Executive Officers and Corporate Governance, page 97 (incorporated by reference)

3.   Item 401(e) of Regulation S-K requires you to describe "the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer…." At page 23 of the DEF 14A you filed on March 27, 2014, you list five individuals who served as NEOs in fiscal year 2013, but you do not appear to have provided biographical sketches for Messrs. Hill, Goodell, and Rielly. We note the sketch for Mr. Hess at page 11, and we understand that Mr. Walker retired effective January 1, 2014. Please provide the omitted disclosure for the other three NEOs.

4.   Similarly, you state that the nominees/directors "have held substantially the positions or former positions indicated for the past five years, except as described below." However, because you list as the principal occupation for a number of the individuals the "former" positions which each held, please revise to provide clarity regarding the five-year experience which Item 401(e) requires. Please refer to the sketches you provide for Messrs. Quigley and McManus and for Ms. Holiday. Insofar as you provide no additional explanatory disclosure in those examples, you should provide more information about any other positions held or gaps during the most recent five years, after each individual left the "former" position.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments related to the financial statements, and Caroline Kim, Staff Attorney, at (202) 551-3878 or Tim Levenberg, Special Counsel, at (202) 551-3707 if you have questions regarding comments related to legal matters. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director